SilverCrest Reports Third Quarter Financial Results and Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 12, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the third quarter ("Q3") of 2020 and an update on activities. The unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and nine months ended September 30, 2020 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com.

Highlights - September 30, 2020

  During the nine months ended September 30, 2020, the exploration team completed 146,000 metres of in-fill and expansion drilling at the Las Chispas Project ("Las Chispas"), located in Sonora Mexico.  Further results from this work will be announced after compilation;

  During the nine months ended September 30, 2020, the underground team completed approximately 4.1 kilometres of underground decline and lateral drifting, and stockpiled an additional estimated 19,000 tonnes of mineralized material for a total stockpile of an estimated 47,000 tonnes at estimated diluted grade of 1,130 gpt silver equivalent ("AgEq" at 75:1, Ag:Au);

  Las Chispas site activities continued with the building of the administration and warehouse facilities, phase 1 of the temporary quarantined COVID-19 camp, communication system, and water pumping stations;

  The Company continued to work with its consultants to advance the Feasibility Study for release during December 2020 or January 2021, provided that COVID-19 interruptions are minimal; and

  As at October 31, 2020, SilverCrest is well funded with cash and cash equivalents of $184.0 million (US$138.2 million).

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. At Las Chispas, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground workings, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of September 30, 2020, the Company incurred approximately $1.0 million of expenditures related to COVID-19, the majority of which were for the construction and operation of the fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities.

Exploration Update

During the nine months ended September 30, 2020, the Company completed approximately 146,000 metres of infill and expansion drilling (55% in-fill and 45% expansion). Budgeted drilling of an estimated 34,000 metres is planned for Q4, focusing on high-grade resource expansion. As of September 30, 2020, the Company had drilled an estimated cumulative 461,000 metres (1,712 drill holes) since inception of the project. Results since February 2019 (drilling cut-off date for the Preliminary Economic Assessment filed on SEDAR July 5, 2019) are expected to be presented in a sixth technical report, the Feasibility Study, anticipated in December 2020 or January 2021, subject to further impacts caused by the COVID-19 pandemic.

From January 1, 2020, the Company announced further exploration and drill results, which included:

  Expansion of the Babi Sur Vein (news release dated January 20, 2020);

  Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020);

  Expansion of the Babi Vista Vein (news releases dated March 9, 2020, May 12, 2020 and August 13, 2020); and

  Discovery of the El Muerto zone (news release dated November 5, 2020).

During Q3, the Company acquired the El Picacho property by paying $2.2 million (or US$1.6 million) for 100% ownership in 11 mining concessions located in Sonora, Mexico (near Las Chispas).

Operations Update

During the nine months ended September 30, 2020, the Company completed approximately 4.1 km of underground decline and lateral drifting, including 569 metres of in-vein drifting, and stockpiled an additional estimated 19,000 tonnes of mineralized material. By the end of October 2020, cumulatively, the Company had completed approximately 7.5 km of underground workings, including 1.3 km of in-vein drifting, and stockpiled approximately 47,000 tonnes of mineralized material with an estimated diluted grade 7.21 gpt Au and 590 gpt Ag, or 1,130 gpt AgEq (75:1 Ag:Au). The Company has budgeted 525 metres per month of underground workings for Q4, 2020.

Other ongoing site work during the nine months ended September 30, 2020 included feasibility site assessment work, basic engineering, detailed engineering, infrastructure construction activities, an extensive metallurgical test program (see news release dated March 5, 2020), completion of a vent raise associated with the Santa Rosa decline and underground workings, and permitting for various additional work. The Feasibility Study is progressing in parallel with the exploration and early works at Las Chispas. Camp expansion to house up to 500 essential persons and procurement of long lead equipment items are expected to start in Q4, 2020, the majority of which will be pending the announcement a positive feasibility study and decision to proceed with major construction.

Las Chispas Expenditures

During the nine months ended September 30, 2020, the Company incurred $49.0 million of expenditures at Las Chispas, for a cumulative total of $125.7 million since inception. To September 30, 2020, the Company had also capitalized acquisition costs of $5.5 million for the Las Chispas Property for cumulative property expenditures of $131.2 million.

Financial Results

At September 30, 2020, the Company held $188.3 million (December 31, 2019 - $110.4 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2019 to September 30, 2020 include $142.8 million  generated by financing activities, including the completion of the private placement (see new release dated April 17, 2020), the two private placements with SSR Mining Inc. (see news releases dated January 10, 2020 and April 24, 2020) and the exercise of options. These cash inflows were offset by $49.0 million incurred on the exploration program at Las Chispas.

During the three and nine months ended September 30, 2020, comprehensive losses were $23.7 million and $57.4 million, respectively, compared to $14.8 million and $38.4 million for the three and nine months ended September 30, 2019.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the possibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic on operations and future operating costs; the reliability of mineralization and metallurgical test estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to underground development and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1